August 25, 2015
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Pacific Drilling, S.A.
Form 20-F for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
File No. 001-35345
Dear Mr. Schwall:
Set forth below is the response of Pacific Drilling, S.A. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2015, with respect to our Annual Report on Form 20-F for the Fiscal Year ended December 31, 2014, File No. 001-35345, filed with the Commission on February 26, 2015 (the “Form 20-F”). This response follows our supplemental response letter dated July 16, 2015 to the comment received from the Staff on July 9, 2015.
For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 20-F for the Fiscal Year ended December 31, 2014 unless otherwise specified.
Form 20-F for the Fiscal Year ended December 31, 2014
Exhibits, page 83

1.	Expand your risk factor disclosure and the disclosure under “Our Business Strategies” to provide the more detailed information regarding the IMA that you provide in your supplemental response.

RESPONSE:
In response to the Staff’s comment, we have reviewed our disclosures, and we intend to expand our disclosures under (i) Item 3. Key Information - D. Risk Factors and (ii) Item 4. Information on the Company - B. Business Overview - “Our Business Strategies” and “Risk Factors” in future filings as follows (in each section, the new disclosure is underlined for your convenience):

Under the heading “Risks Related to Our Business,” we propose to include the following expanded disclosure in future filings on Form 20-F:

We have a limited asset base and currently rely on two client accounts. The loss of any client or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial position, results of operations or cash flows.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of clients. We currently have five operating drillships, two available drillships, and one additional drillship under construction. Four of our operating drillships, the Pacific Bora, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav are working for subsidiaries of Chevron Corporation (“Chevron”). The Pacific Scirocco is operating with a subsidiary of Total S.A. (“Total”).

Although we entered into an International Master Service Agreement (“IMA”) with Chevron in November 2012 in order to simplify the process of entering into new drilling contracts with Chevron, the IMA is a framework agreement and does not create any obligation on Chevron’s part to utilize our offshore drilling or related services nor does it create any obligation on our part to provide such services. Each drilling project with Chevron is governed by a separate, specific agreement that sets forth negotiated commercial and technical terms and conditions. We may not enter into future drilling contracts with Chevron, and even if we do, they may not be entered into under the construct of the IMA.

Our financial position, results of operations or cash flows could be materially adversely affected if any one of our clients was to interrupt or curtail its activities, fail to pay for the services that have been performed, terminate its contract with us, fail to extend or renew its existing contract with us or refuse to award new contracts to us and we are unable to enter into contracts with new clients on comparable terms. The loss of either one of these clients could have a material adverse effect on our financial position, results of operations or cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and is not otherwise earning contractual revenues, it could have a material adverse impact on our financial position, results of operations or cash flows.

Under the heading “Our Business Strategies,” we propose to include the following expanded disclosure in future filings on Form 20-F:

•
Develop strategic relationships with high-quality clients. We expect to derive a significant portion of our future revenue from contracts with major international and national oil companies and large well-capitalized independent exploration and production companies. These clients tend to take a long-term approach to the development of substantial hydrocarbon finds with multi-year development programs as well as multi-year capital expenditure commitments, which we believe will enhance the likelihood of our securing attractive long-term drilling contracts. In November 2012, we entered into the IMA with Chevron. The IMA is a framework agreement between Chevron and us that establishes the terms and conditions on which Chevron and its affiliates may engage us for offshore drilling and related services. The IMA contains provisions for future requirements and simplifies the process of entering into new drilling contracts, which increases the likelihood of securing future drilling contracts with Chevron; however, it does not create any obligation on Chevron’s part to utilize our offshore drilling or related services nor does it create any obligation on our part to provide such services. Currently, the IMA governs only our relationship with Chevron for the Pacific Khamsin.

Under the heading “Risk Factors,” we propose to include the following expanded disclosure in future filings on Form 20-F:

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others: changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, client drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully enter into drilling contracts and employ our drillships.

Readers should carefully consider the following risks, those other risks described in Item 3, “Risk Factors” and the other information in this annual report:

•
The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

•
The price of oil may remain low for an extended period of time, or may decrease further, leading to lower capital expenditures by our clients over multiple years and rendering some previously anticipated deepwater projects uneconomic.

•	Our current backlog of contract drilling revenue may not be fully realized.

•
We may not be able to secure future drilling contracts or extensions to existing drilling contracts with new or existing clients on commercially favorable terms or at all or utilize the IMA to secure future drilling opportunities with Chevron.

•
An oversupply of rigs competing with our rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial position, results of operations or cash flows.

•
We have a limited asset base and currently rely on two client accounts. The loss of any client or significant downtime on any drillship could adversely affect our financial position, results of operations or cash flows.

*    *    *    *    *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lisa Manget Buchanan, SVP General Counsel and Secretary of Pacific Drilling at (832) 255-0519.
Very truly yours,

PACIFIC DRILLING, S.A.

By:    /s/ Christian J. Beckett
Name:    Christian J. Beckett
Title:    Chief Executive Officer

cc:    Morgan Tarlton Hotzel (Pacific Drilling)
Richard Tatum (Pacific Drilling)
Sarah K. Morgan (Vinson & Elkins LLP)